SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 23, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q22 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2022

Buenos Aires, Argentina, February 23, 2023 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2022 (“4Q23”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2021 and 2022 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2022.

Summary

• The Bank’s net income totaled Ps.16.6 billion in 4Q22. This result was 59% higher than the Ps.10.4 billion posted in 3Q22 and 19% lower than the Ps.20.5 billion posted in 4Q21. Net Income for FY2022 totaled Ps.43 billion, 19% lower than the Ps.52.8 posted in FY2021. In 4Q22, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 16.9% and 3.3%, respectively.

•  In 4Q22 Operating Income (after G&A and personnel expenses) totaled Ps.78.2 billion, 79% or Ps.34.6 billion higher than in the same period of last year.

• In 4Q22, Banco Macro’s financing to the private sector increased Ps.2 billion quarter over quarter (“QoQ”) totaling Ps.596.4 billion and decreased 12% or Ps.83.4 billion year over year (“YoY”). In FY2022 peso financing decreased 14% while USD financing decreased 30%.

• In 4Q22, Banco Macro’s total deposits decreased 2% or Ps.23.5 billion QoQ and increased 13% or Ps.148.4 billion YoY, totaling Ps.1.3 trillion and representing 82% of the Bank’s total liabilities. Private sector deposits increased 2% or Ps.24.5 billion QoQ. In FY2022, private sector deposits stand out with a 14% increase (within private sector deposits time deposits grew 28% compared to FY2021)

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.410.3 billion, 39.9% regulatory capital ratio – Basel III and 36.6% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 95% of its total deposits in 4Q22.

• In 4Q22, the Bank’s non-performing to total financing ratio was 1.25% and the coverage ratio remained stable at 151.69%.

• As of 4Q22, through its 467 branches and 7.781 employees Banco Macro serves 4.6 million retail customers (1.6 million digital customers) across 23 of the 24 Provinces in Argentina and over 111,700 corporate customers.

4Q22 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, February 24, 2022		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Chief Financial Officer

To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):
+1 (844) 450 3847	Webcast Replay: click here	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370	Available from 02/24/2023 through 03/10/2023
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

4Q22 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

4Q22 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2021/2 have been restated in accordance with said Communication in order to make a comparison possible

Results

Earnings per outstanding share were Ps.26 in 4Q22, 59% higher than in 3Q22 and 19% lower than the result posted a year ago.

In FY2022, earnings per outstanding share were Ps.67.31, 19% lower than in FY2021.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Net income -Parent Company- (M $)	20,519	10,417	16,614	52,834	43,046	59%	-19%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	-	-	-	0	0	-	-
Book value per avg. Outstanding share ($)	727	780	802	727	802	3%	10%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	32.09	16.30	26.00	82.63	67.31	59%	-19%

EOP FX (Pesos per USD)	102.7500	147.3150	177.1283			20%	72%
Book value per avg. issued ADS (USD)	70.75	52.95	45.28			-14%	-36%
Earnings per avg. outstanding ADS (USD)	3.12	1.11	1.47	8.04	3.80	33%	-53%

Banco Macro’s 4Q22 net income of Ps.16.6 billion was 59% or Ps.6.2 billion higher than the previous quarter and 19% or Ps.3.9 billion lower YoY. This result represented an accumulated ROAE and ROAA of 9.7% and 2.3% respectively. Net comprehensive income was Ps.14.1 billion, 10% higher than the result posted in 3Q21 and 32% lower than the one registered a year ago.

In FY2022 net income for the period totaled Ps.43 billion, 19% lower than the Ps.52.8 billion posted in FY2021. Total comprehensive income totaled Ps.37.5 billion, 32% lower than a year ago.

Net operating income (before G&A and personnel expenses) was Ps.131.3 billion in 4Q22, decreasing 8% or Ps.11.3 billion compared to 3Q22 due to lower income from financial assets at fair value through profit or loss. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 36% or Ps.34.4 billion.

In FY2022 Net operating income (before G&A and personnel expenses) totaled Ps.498.2 billion, 31% higher than the previous year.

In 4Q22, Provision for loan losses totaled Ps.2.5 billion, 51% or Ps.861 million higher than in 4Q21. On a yearly basis provision for loan losses decreased 34% or Ps.1.3 billion.

In FY2022 Provision for loan losses increased 37% compared to FY2021.

Operating income (after G&A and personnel expenses) was Ps.78.2 billion in 4Q22, 11% or Ps.9.9 billion lower than in 3Q22 but 79% or Ps.34.6 billion higher than a year ago.

In FY2022 Operating income totaled Ps.291.2 billion, 60% higher than the previous year.

It is important to emphasize that this result was obtained with a leverage of only 4.1x assets to equity ratio.

4Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Net Interest Income	69,579	74,467	83,602	255,255	305,325	12%	20%
Net fee income	17,064	16,705	17,066	65,164	67,989	2%	0%
Net Interest Income + Net Fee Income	86,643	91,172	100,668	320,419	373,314	10%	16%
Net Income from financial instruments at fair value through P&L	6,891	29,946	-3,366	38,577	47,847	-111%	-149%
Income from assets at amortized cost	177	0	170	475	170	-	-4%
Differences in quoted prices of gold and foreign currency	3,116	18,802	30,597	9,053	62,274	63%	882%
Other operating income	3,874	4,394	5,759	15,260	21,177	31%	49%
Provision for loan losses	3,824	1,672	2,533	4,783	6,558	51%	-34%
Net Operating Income	96,877	142,642	131,295	379,001	498,224	-8%	36%
Employee benefits	18,946	20,709	18,790	76,907	77,638	-9%	-1%
Administrative expenses	11,486	9,730	10,406	39,138	39,156	7%	-9%
Depreciation and impairment of assets	3,607	3,855	3,936	13,880	15,249	2%	9%
Other operating expenses	19,247	20,265	19,981	66,691	74,994	-1%	4%
Operating Income	43,591	88,083	78,182	182,385	291,187	-11%	79%
Result from associates & joint ventures	69	-113	117	170	-114	-	-
Result from net monetary postion	-29,565	-68,423	-56,970	-126,482	-228,573	-	-
Result before taxes from continuing operations	14,095	19,547	21,329	56,073	62,500	9%	51%
Income tax	-6,424	9,130	4,715	3,239	19,454	-	-
Net income from continuing operations	20,519	10,417	16,614	52,834	43,046	59%	-19%

Net Income of the period	20,519	10,417	16,614	52,834	43,046	59%	-19%
Net income of the period attributable to parent company	20,518	10,396	16,604	52,833	43,039	60%	-19%
Net income of the period attributable to minority interest	1	21	10	1	7	-52%	900%
Other Comprehensive Income	134	2,440	-2,497	2,286	-5,559	-	-
Foreign currency translation differences in financial statements conversion	-376	-208	144	-1,493	-719	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	510	2,648	-2,641	3,779	-4,840	.	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	20,653	12,857	14,117	55,120	37,487	10%	-32%
Total Comprehensive Income attributable to parent Company	20,652	12,836	14,107	55,119	37,480	10%	-32%
Total Comprehensive Income attributable to non-controlling interests	1	21	10	1	7	-52%	900%

The Bank’s 4Q22 net interest income totaled Ps.83.6 billion, 12% or Ps.9.1 billion higher than in 3Q22 and 20% or Ps.14 billion higher YoY.

In FY2022, net interest income was 20% higher than in FY2021 as a result of different regulations adopted that set caps on lending rates and floors on deposit rates. Interest income increased 39% while interest expense increased 67%.

In 4Q22 interest income totaled Ps.198.6 billion,23% or Ps.37.8 billion higher than in 3Q22 and 79% or Ps.87.8 billion higher than in 4Q21.

Income from interest on loans and other financing totaled Ps.69.6 billion, 7% or Ps.4.5 billion higher compared with the previous quarter mainly due a 570 basis points increase in the average lending rate. On a yearly basis Income from interest on loans increased 21% or Ps.12 billion.

In FY2022 interest on loans totaled Ps.251 billion and increased 12% compared to FY2021.

In 4Q22 income from government and private securities increased 34% or Ps.30.7 billion QoQ (due to higher income from Government securities) and increased 144% or Ps.71.9 billion compared with the same period of last year. This result is explained 20% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 80% is explained by income from government and private securities in pesos at amortized cost.

4Q22 Earnings Release

In FY2022, income from government and private securities increased 75% compared with FY2021.

In 4Q22, income from Repos totaled Ps.7 billion, 52% or Ps.2.4 billion higher than the previous quarter and 112% or Ps.3.7 higher than a year ago.

In 4Q22 FX income totaled Ps.31.2 billion, 63% or Ps.11.8 million higher than the previous quarter and Ps.27.5 billion higher than a year ago. FX income gain was due to the 20% argentine peso depreciation against the US dollar, the Bank’s long dollar position during the quarter and FX trading results.

In FY2022, FX income totaled a Ps.62.3 billion gain, 588% higher than FY2021.

FX INCOME	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	3,116	18,802	30,597	63%	882%
Translation of FX assets and liabilities to Pesos	2,803	18,414	30,425	65%	985%
Income from foreign currency exchange	313	389	172	-56%	-45%

(2) Net Income from financial assets and liabilities at fair value through P&L	-	123	619	402%	-
Income from investment in derivative financing instruments	-	123	619	402%	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	3,116	18,926	31,216	65%	902%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Interest on Cash and due from Banks	6	114	259	26	400	127%	4217%
Interest from government securities	49,829	91,109	121,731	198,393	347,584	34%	144%
Interest from private securities	75	39	80	590	193	105%	7%
Interest on loans and other financing
To the financial sector	270	97	172	1,316	536	77%	-36%
To the public non financial sector	606	350	333	3,538	1,515	-5%	-45%
Interest on overdrafts	4,000	7,673	7,967	15,724	25,400	4%	99%
Interest on documents	5,838	7,238	7,915	18,258	25,584	9%	36%
Interest on mortgages loans	7,417	9,974	9,744	29,770	37,616	-2%	31%
Interest on pledged loans	893	708	614	2,071	2,977	-13%	-31%
Interest on personal loans	23,702	21,792	21,749	93,772	89,374	0%	-8%
Interest on credit cards loans	7,970	10,158	12,870	28,693	40,706	27%	61%
Interest on financial leases	72	88	114	164	345	30%	58%
Interest on other loans	6,845	6,960	8,102	30,185	26,951	16%	18%
Interest on Repos	0
From the BCRA	3,272	4,494	6,651	16,525	12,636	48%	103%
Other financial institutions	16	85	329	102	648	287%	1956%
Total Interest income	110,811	160,879	198,630	439,127	612,465	23%	79%

Income from Interest on loans	57,613	65,038	69,580	223,491	251,004	7%	21%

The Bank’s 4Q22 interest expense totaled Ps.115 billion, increasing 33% or Ps.28.6 billion compared to the previous quarter and 179% (Ps.73.8 billion) compared to 4Q21.

In 4Q22, interest on deposits represented 98% of the Bank’s total interest expense, increasing 34% or Ps.28.5 billion QoQ, due to a 10% increase in the average volume of deposits from the private sector, while the average rate paid on deposits increased 860 basis points. On a yearly basis, interest on deposits increased 187% or Ps.73.8 billion.

In FY2022, interest expense increased 67% compared with FY2021.

4Q22 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Deposits
Interest on checking accounts	277	3,940	8,922	2,564	15,478	126%	3121%
Interest on saving accounts	593	1,062	1,125	2,409	3,808	6%	90%
Interest on time deposits	38,603	79,799	103,244	169,974	280,599	29%	167%
Interest on other financing from BCRA and financial inst.	40	140	188	305	506	34%	370%
Repos
Other financial institutions	117	103	52	574	976	-50%	-56%
Interest on corporate bonds	216	13	14	1,679	296	8%	-94%
Interest on subordinated bonds	1,378	1,125	1,130	6,321	4,628	0%	-18%
Interest on other financial liabilities	8	230	353	46	849	53%	4313%
Total financial expense	41,232	86,412	115,028	183,872	307,140	33%	179%

Expenses from interest on deposits	39,473	84,801	113,291	174,947	299,885	34%	187%

In 4Q22, the Bank’s net interest margin (including FX) was 27.1%, higher than the 25.2% posted in 3Q22 and the 19.1% posted in 4Q21.

In 4Q22, Net Interest Margin (excluding FX) was 22.5%, higher than the 22.1% posted in 3Q22 and than the 18.4% posted in 4Q21.

In 4Q22, Net Interest Margin (Pesos) was 26.3%, higher than the 24.5% posted in 3Q22 and than the 23% in 4Q21; meanwhile Net Interest Margin (USD) was 5.6%, higher than the 5% posted in 3Q22 and than the 4.1% registered in 4Q21.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	4Q21			3Q22			4Q22
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	5,671	1.3%	42.4%	3,215	-23.5%	43.2%	2,644	-11.0%	50.0%
Financial Sector	3,276	-5.6%	32.7%	1,130	-28.4%	34.1%	1,418	-12.3%	47.8%
Private Sector	618,284	-4.4%	34.3%	568,583	-23.5%	43.2%	534,488	-11.6%	49.1%
Other debt securities
Central Bank Securities (Leliqs)	264,816	-2.1%	37.6%	449,124	-9.8%	68.8%	486,718	6.3%	79.2%
Government & Private Securities	239,511	0.3%	40.9%	123,391	-24.0%	42.2%	164,161	-5.5%	59.3%
Repos	36,071	-3.1%	36.2%	30,354	-14.6%	59.8%	39,624	0.8%	69.9%
Total interest-earning assets	1,167,629	-2.9%	36.5%	1,175,797	-18.1%	53.3%	1,229,053	-3.3%	63.0%

Fin. Assets through P&L and equity inv.	60,468	-5.8%	32.4%	61,424	-58.4%	-22.2%	37,528	-71.5%	-52.0%
Other Non interest-earning assets	139,763			154,624			120,302
Total Non interest-earning assets	200,231			216,048			157,830
Total Average Assets	1,367,860			1,391,845			1,386,883

Interest-bearing liabilities
Deposits
Public Sector	38,741	-9.1%	27.7%	73,019	-21.6%	46.8%	80,866	-5.6%	59.1%
Private Sector	616,611	-12.0%	23.6%	717,747	-24.1%	42.1%	792,031	-10.6%	50.7%
BCRA and other financial institutions	604	-10.6%	25.6%	751	-7.0%	74.0%	750	18.0%	98.9%
Corporate bonds	6,107	-18.9%	14.0%	0	0.0%	0.0%	0	0.0%	0.0%
Repos	1,608	-8.3%	28.9%	889	-22.0%	46.0%	382	-8.7%	54.0%
Other financial liabilities	4,277	-28.8%	0.1%	3,684	-35.1%	21.4%	93,963	-39.9%	1.4%
Total int.-bearing liabilities	667,948	-12.0%	23.7%	796,090	-23.9%	42.5%	967,992	-13.0%	46.7%

Total non int.-bearing liabilities	450,280			372,954			368,824

Total Average Liabilities	1,118,228			1,169,044			1,336,816

Assets Performance		107,396			157,948			195,248
Liabilities Performance		39,824			85,231			113,855
Net Interest Income		67,572			72,717			81,393
Total interest-earning assets		1,167,629			1,175,797			1,229,053
Net Interest Margin (NIM)		23.0%			24.5%			26.3%

4Q22 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	4Q21			3Q22			4Q22
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	97,105	-17.3%	0.0%	76,743	-8.6%	0.6%	76,837	8.3%	1.3%
Loans & Other Financing
Financial Sector	0	0.0%	0.0%	0	0.0%	0.0%	31	20.6%	12.8%
Private Sector	37,351	11.3%	34.6%	31,315	21.7%	34.0%	33,007	45.1%	35.7%
Other debt securities
Central Bank Securities	57,667	-16.5%	1.0%	26,227	-7.4%	2.0%	8,975	14.1%	6.7%
Government & Private Securities	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Total interest-earning assets	192,123	-11.5%	7.1%	138,773	-1.5%	8.4%	157,001	16.0%	8.5%

Fin. Assets through P&L and equity inv.	4,094	138.7%	188.8%	91,834	121.8%	144.2%	163,561	11.0%	3.8%
Non interest-earning assets	290,648			263,855			266,834
Total Non interest-earning assets	294,742			355,689			430,395
Total Average Assets	486,865			494,462			587,396

Interest-bearing liabilities
Deposits
Public Sector	8,425	-17.3%	0.1%	4,536	-9.1%	0.1%	4,485	7.0%	0.1%
Private Sector	118,324	-17.3%	0.1%	88,823	-9.2%	0.0%	92,862	6.9%	0.0%
BCRA and other financial institutions	795	-14.0%	4.0%	2,579	-4.8%	4.8%	2,121	10.3%	3.2%
Issued Corporte bonds	0	0.0%	0.0%	2,612	-7.4%	2.0%	2,617	9.2%	2.1%
Subordinated bonds	82,901	-11.9%	6.6%	69,306	-3.4%	6.4%	69,421	13.9%	6.5%
Total int.-bearing liabilities	210,445	-15.1%	2.7%	167,856	-6.6%	2.8%	171,506	9.8%	2.7%

Total non int.-bearing liabilities	86,179			80,274			76,577

Total Average liabilities	296,624			248,130			248,083

Assets Performance		3,415			2,931			3,382
Liabilities Performance		1,408			1,181			1,173
Net Interest Income		2,007			1,750			2,209
Total interest-earning assets		192,123			138,773			157,001
Net Interest Margin (NIM)		4.1%			5.0%			5.6%

In 4Q22 Banco Macro’s net fee income totaled Ps.17.1 billion, 2% or Ps.361 million higher than in 3Q22 and was practically unchanged from the same period of last year.

In FY2022, net fee income was 4% higher than in the previous year.

In the quarter, fee income totaled Ps.19 billion, 2% or Ps.386 million higher than in 3Q22. Fees charged on deposits accounts, credit card fees and mutual funds and securities fees stood out with 2% (Ps.170 million), 7% (Ps.253 million) and 53% (Ps.128 million) increases respectively which were partially offset by a 12% decrease in debit card fees and a 9% decrease in ATM transaction fees. On a yearly basis, fee income was almost unchanged with Ps.17 million decrease.

In the quarter, total fee expense increased 1% or Ps.25 million. On a yearly basis, fee expenses decreased 1% or Ps.19 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Fees charged on deposit accounts	7,031	6,940	7,110	27,674	28,332	2%	1%
Credit card fees	3,431	3,460	3,713	12,831	14,052	7%	8%
Corporate services fees	2,269	2,665	2,610	8,040	10,198	-2%	15%
ATM transactions fees	1,742	1,568	1,426	6,733	6,300	-9%	-18%
Insurance fees	1,154	987	1,016	4,451	4,226	3%	-12%
Debit card fees	1,286	1,206	1,066	4,696	4,758	-12%	-17%
Financial agent fees (Provinces)	1,058	1,023	1,077	4,020	4,162	5%	2%
Credit related fees	484	414	512	1,708	1,798	24%	6%
Mutual funds & securities fees	420	241	369	1,477	1,264	53%	-12%
AFIP & Collection services	83	58	52	310	233	-10%	-37%
ANSES fees	25	18	15	102	80	-17%	-40%
Total fee income	18,983	18,580	18,966	72,042	75,403	2%	0%

Total fee expense	1,919	1,875	1,900	6,878	7,414	1%	-1%

Net fee income	17,064	16,705	17,066	65,164	67,989	2%	0%

4Q22 Earnings Release

In 4Q22, as opposed to previous quarters Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.3.4 billion loss, mainly due to the mark to market of some government securities. In 4Q22 a Ps.9.5 billion loss was recorded related to government securities which was partially offset by a Ps.5.4 billion gain in private securities.

In FY2022, Net Income from financial assets and liabilities at fair value through profit or loss was 24% higher than in FY2021, mainly due to higher income from private securities.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Profit or loss from government securities	5,349	21,375	-9,525	32,949	18,345	-	-
Profit or loss from private securities	-88	8,267	5,390	2,422	19,740	-35%	-
Profit or loss from investment in derivative financing instruments	0	123	619	0	752	403%	0%
Profit or loss from other financial assets	-12	-41	25	-28	-26	-	-
Profit or loss from investment in equity instruments	1,141	-96	51	2,025	6,746	-	-96%
Profit or loss from the sale of financial assets at fair value	517	318	74	1,391	2,290	-77%	-86%
Income from financial assets at fair value through profit or loss	6,907	29,946	-3,366	38,759	47,847	-	-

Profit or loss from derivative financing instruments	-16	0	0	-182	0	-	-
Income from financial liabilities at fair value through profit or loss	-16	0	0	-182	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	6,891	29,946	-3,366	38,577	47,847	-	-

In the quarter, Other Operating Income totaled Ps.5.8 billion, 31% or Ps.1.4 billion higher than in 3Q22. On a yearly basis, Other Operating Income increased 49% or Ps.1.9 billion.

In FY2022, Other Operating Income was 39% higher than in FY2021.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Credit and debit cards	275	342	839	753	1,812	145%	205%
Lease of safe deposit boxes	580	511	511	2,281	2,143	0%	-12%
Other service related fees	1,410	1,314	1,678	5,336	5,655	28%	19%
Sale of real estate and other non-financial assets	76	-2	-24	76	0	-	-
Other adjustments and interest from other receivables	591	1,138	1,307	2,861	4,058	15%	121%
Initial recognition of loans	0	-118	0	0	0	-	0%
Sale of property, plant and equipment	4	0	35	9	35	-	775%
Others	938	1,209	1,413	3,944	7,474	17%	51%
Other Operating Income	3,874	4,394	5,759	15,260	21,177	31%	49%

In 4Q22 Banco Macro’s administrative expenses plus employee benefits totaled Ps.29.2 billion, 4% or Ps.1.2 billion lower than the previous quarter, due to lower employee expenses (9%) and a 7% increase in administrative expenses. On a yearly basis, administrative expenses plus employee benefits decreased 4% or Ps.1.2 billion.

In FY2022 administrative expenses plus employee benefits increased 1% compared to FY2021, showing the strict cost control policies adopted by the Bank’s senior management.

4Q22 Earnings Release

Employee benefits decreased 9% or Ps.1.9 billion QoQ. On a yearly basis, Employee benefits decreased 1% or Ps.156 million.

In 4Q22, administrative expenses increased 7% or Ps.676 million, due to higher Other professional fees (28%) higher maintenance and conservation fees (9%) and higher advertising and publicity fees (24%).

As of 4Q22, the accumulated efficiency ratio reached 28.6%, improving from the 29.1% posted in 3Q22 and much better than the 37.5% posted a year ago. In 4Q22 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 2%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 33% compared to 3Q22.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Employee benefits	18,946	20,709	18,790	76,907	77,638	-9%	-1%
Remunerations	13,132	14,076	13,099	54,584	53,578	-7%	0%
Social Security Contributions	3,129	3,581	3,480	12,595	13,221	-3%	11%
Compensation and bonuses	1,951	2,357	1,562	7,611	8,116	-34%	-20%
Employee services	734	695	649	2,117	2,723	-7%	-12%
Administrative Expenses	11,486	9,730	10,406	39,138	39,156	7%	-9%
Taxes	1,443	1,681	1,646	5,704	6,415	-2%	14%
Maintenance, conservation fees	1,733	1,537	1,673	6,462	6,236	9%	-3%
Directors & statutory auditors fees	751	429	767	1,523	1,975	79%	2%
Security services	1,009	934	943	3,972	3,761	1%	-7%
Electricity & Communications	940	877	817	3,960	3,465	-7%	-13%
Other professional fees	964	900	1,151	3,317	3,780	28%	19%
Rental agreements	57	39	40	228	173	3%	-30%
Advertising & publicity	679	511	636	1,700	2,375	24%	-6%
Personnel allowances	193	193	228	470	683	18%	18%
Stationary & Office Supplies	71	64	77	246	272	20%	8%
Insurance	123	109	95	529	413	-13%	-23%
Hired administrative services	80	75	69	243	266	-8%	-
Other	3,443	2,381	2,264	10,784	9,342	-5%	-34%
Total Administrative Expenses	30,432	30,439	29,196	116,045	116,794	-4%	-4%

Total Employees	8,005	7,857	7,781
Branches	466	466	467
Efficiency ratio	37.4%	25.8%	27.2%

Accumulated efficiency ratio	37.5%	29.1%	28.6%

In 4Q22, Other Operating Expenses totaled Ps.20 billion, decreasing 1% or Ps.284 million QoQ, due to lower other provision charges (Ps.1.5 billion). On a yearly basis, Other Operating Expenses increased 4% or Ps.734 million.

In FY2022, Other Operating Expenses were 12% higher than in FY2021.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Turnover Tax	8,995	11,049	11,479	35,193	41,332	4%	28%
Other provision charges	984	1,195	-287	3,162	2,383	-	-
Deposit Guarantee Fund Contributions	473	478	513	2,029	1,913	7%	8%
Donations	38	164	28	57	421	-83%	-26%
Insurance claims	72	114	148	174	435	30%	106%
Initial loan recognition	1,560	451	114	1,952	565	-75%	-93%
Others	7,125	6,814	7,986	24,124	27,945	17%	12%
Other Operating Expenses	19,247	20,265	19,981	66,691	74,994	-1%	4%

4Q22 Earnings Release

In 4Q22, the result from the net monetary position totaled a Ps.57 billion loss, 17% or Ps.11.5 billion lower than the loss posted in 3Q22. Lower inflation was observed during the quarter (468 b.p. below 3Q22 level, down to 17.3% from 22% in 3Q22).

In FY2022, the result from net monetary position was 81% higher than the one posted in FY2021 as inflation soared to 94.8% from 50.9% a year ago.

In FY2022, Banco Macro's effective income tax rate 31.1%, higher than the 5.8% effective tax rate of FY2021. It should be noted that in FY2021 the effective tax rate was affected by the implications of inflation adjustments on accounting and tax balances and the determination of income tax due and deferred income tax. For more information, please see Note 25 “Income Tax” of our Financial Statements.

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	43,591	88,083	78,182	182,385	291,187	-11%	79%
Result from net monetary position (i.e. inflation adjustment)	-29,565	-68,423	-56,970	-126,482	-228,573	-17%	93%
Operating Result (Inc. Loss from net monetary position)	14,026	19,660	21,212	55,903	62,614	8%	51%

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.596.4 billion, increasing Ps.2 billion QoQ and decreasing 12% or Ps.83.4 billion YoY.

Within commercial loans, Overdrafts stand out with a 2% or Ps.1.2 billion decrease.

Within consumer lending, credit card loans increased 6% or Ps.10 billion while credit card loans and mortgage loans decreased 7% and 4% respectively QoQ.

Within private sector financing, peso financing decreased 1% or Ps.3.3 billion, while US dollar financing decreased 2% or USD 5 million.

In FY2022 credit card loans stand out with a 3% increase while personal loans decreased 25%.

As of 4Q22, Banco Macro’s market share over private sector loans was 7.4%.

4Q22 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Overdrafts	45,319	46,517	45,396	-2%	0%
Discounted documents	77,256	74,987	75,911	1%	-2%
Mortgage loans	42,884	24,549	23,462	-4%	-45%
Pledged loans	14,271	9,374	9,320	-1%	-35%
Personal loans	182,357	146,420	136,590	-7%	-25%
Credit Card loans	184,982	180,758	190,779	6%	3%
Others	68,565	50,488	51,458	2%	-25%
Interest	60,095	57,281	60,047	5%	0%
Total loan portfolio	675,729	590,374	592,963	0%	-12%

Total loans in Pesos	646,963	560,646	557,923	0%	-14%

Total loans in USD	28,766	29,728	35,040	18%	22%
Financial trusts	1,034	1,351	951	-30%	-8%
Leasing	931	1,257	1,387	10%	49%
Others	2,098	1,409	1,117	-21%	-47%
Total other financing	4,063	4,017	3,455	-14%	-15%

Total other financing in Pesos	2,897	3,092	2,505	-19%	-14%

Total other financing in USD	1,166	925	950	3%	-19%

Total financing to the private sector	679,792	594,391	596,418	0%	-12%

EOP FX (Pesos per USD)	102.7500	147.3150	177.1283	20%	72%

USD financing / Financing to the private sector	4%	5%	6%

Public Sector Assets

In 4Q22, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 18.5%, higher than the 17.8% registered in the previous quarter, and higher than the 18.1% posted in 4Q21.

In 4Q22, a 5% or Ps.18.2 billion increase in Other government securities stand out while Central Bank Notes decreased 71% or Ps.29.3 billion.

PUBLIC SECTOR ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Notaliq / Central Bank Notes	0	41,438	12,106	-71%	-
Leliqs	259,018	489,953	491,522	0%	90%
Other	346,801	366,784	384,976	5%	11%
Government securities	605,819	898,175	888,604	-1%	47%
Provincial loans	4,157	1,678	1,722	3%	-59%
Loans	4,157	1,678	1,722	3%	-59%
Purchase of government bonds	351	0	0	-	-100%
Other receivables	351	0	0	-	-

TOTAL PUBLIC SECTOR ASSETS	610,327	899,853	890,326	-1%	46%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	351,309	368,462	386,698	5%	10%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	18.1%	17.8%	18.5%

4Q22 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.1.3 trillion in 4Q22, decreasing 2% or Ps.23.5 billion QoQ and a 13% or Ps.148.4 billion increase YoY and representing 82% of the Bank’s total liabilities.

On a quarterly basis private sector deposits increased 2% or Ps.24.5 billion while public sector deposits decreased 30% or Ps.48.1 billion.

The increase in private sector deposits was led demand deposits, which increased 5% or Ps.27.6 billion, while time deposits decreased 2% or Ps.9 billion QoQ.

Within private sector deposits, peso deposits decreased 4% or Ps.41.7 billion, while US dollar deposits decreased 7% or USD 72 million.

In FY2022, within private sector deposits, time deposits increased 28% or Ps.129.3 while demand deposits increased 1% or Ps.4.2 billion.

As of 4Q22, Banco Macro´s market share over private sector deposits was 6.3%.

DEPOSITS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Public sector	109,868	158,080	109,952	-30%	0%

Financial sector	1,872	1,494	1,653	11%	-12%

Private sector	1,035,301	1,159,291	1,183,790	2%	14%
Checking accounts	196,485	174,872	159,124	-9%	-19%
Savings accounts	358,322	328,102	371,400	13%	4%
Time deposits	454,741	593,072	584,033	-2%	28%
Other	25,753	63,245	69,233	9%	169%
Total	1,147,041	1,318,865	1,295,395	-2%	13%

Pesos	958,865	1,166,069	1,124,374	-4%	17%
Foreign Currency (Pesos)	188,176	152,796	171,021	12%	-9%

EOP FX (Pesos per USD)	102.7500	147.3150	177.1283	20%	72%
Foreign Currency (USD)	1,831	1,037	966	-7%	-47%

USD Deposits / Total Deposits	16%	12%	13%

Banco Macro’s transactional deposits represent approximately 45% of its total deposit base as of 4Q22. These accounts are low cost and are not sensitive to interest rate increases.

4Q22 Earnings Release

Other sources of funds

In 4Q22, the total amount of other sources of funds increased 2% or Ps.14.3 billion compared to 3Q22 mainly due to a 3% or Ps.14.1 increase in Shareholders’ equity. On a yearly basis, other sources of funds increased 7% or Ps.36.5 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Central Bank of Argentina	42	36	46	28%	10%
Banks and international institutions	535	2,055	2,383	16%	345%
Financing received from Argentine financial institutions	276	761	20	-97%	-93%
Subordinated corporate bonds	81,763	71,541	72,130	1%	-12%
Corporate bonds	5,826	2,704	2,716	0%	-53%
Shareholders' equity	464,715	498,304	512,410	3%	10%
Total other source of funds	553,157	575,401	589,705	2%	7%

Liquid Assets

In 4Q22, the Bank’s liquid assets amounted to Ps.1.2 trillion, showing a 1% or Ps.8.2 billion decrease QoQ, and a 19% or Ps.192.5 billion increase on a yearly basis.

In 4Q22, Other government securities increased 5% or Ps.18.2 billion. Cash increased 6% or Ps.14.3 billion.

In 4Q22, Banco Macro’s liquid assets to total deposits ratio reached 95%.

LIQUID ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Cash	335,692	235,830	250,089	6%	-26%
Guarantees for compensating chambers	30,242	26,809	24,825	-7%	-18%
Notaliq / Central Bank Notes	0	41,438	12,106	-71%	-
Leliq own portfolio	259,018	489,953	491,522	0%	90%
Net Repos	61,176	72,874	61,929	-15%	1%
Other government & private securities	346,801	366,784	384,976	5%	11%
Total	1,032,929	1,233,688	1,225,447	-1%	19%

Liquid assets to total deposits	90%	94%	95%

4Q22 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 4Q22 with an integrated capital (RPC) of Ps.515.3 billion over a total capital requirement of Ps.105.1 billion. Banco Macro’s excess capital in 4Q22 was 391% or Ps.410.3 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 39.9% in 4Q22; TIER1 Ratio stood at 36.6%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated			Change
In MILLION $	4Q21	3Q22	4Q22	QoQ	YoY
Credit risk requirement	36,726	52,233	60,581	16%	65%
Market risk requirement	3,585	9,998	11,709	17%	227%
Operational risk requirement	17,438	26,568	32,771	23%	88%
Total capital requirements	57,749	88,800	105,061	18%	82%

Ordinary Capital Level 1 (COn1)	233,700	418,322	500,504	20%	114%
Deductible concepts Level 1 (COn1)	-14,585	-24,630	-27,620	12%	89%
Capital Level 2 (COn2)	36,401	47,051	42,447	-10%	17%
Integrated capital - RPC (i)	255,516	440,743	515,330	17%	102%

Excess capital	197,767	351,943	410,269	17%	107%

Risk-weighted assets - RWA (ii)	708,490	1,090,977	1,291,206	18%	82%

Regulatory Capital ratio [(i)/(ii)]	36.1%	40.4%	39.9%

Ratio TIER 1 [Capital Level 1/RWA]	30.9%	36.1%	36.6%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

4Q22 Earnings Release

Asset Quality

In 4Q22, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.25%, down from 1.27% in 3Q22, and than the 1.30% posted in 4Q21.

Consumer portfolio non-performing loans improved 14b.p. (down to 1.1% from 1.24%) while Commercial portfolio non-performing loans deteriorated 52b.p. in 4Q21 (up to 1.95% from 1.43%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) remained stable at to 151.69% in 4Q22. Write-offs over total loans totaled 0.10%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Commercial portfolio	169,763	121,641	113,086	-7%	-33%
Non-performing	1,688	1,736	2,207	27%	31%
Consumer portfolio	543,782	496,170	506,727	2%	-7%
Non-performing	7,591	6,127	5,554	-9%	-27%
Total portfolio	713,545	617,811	619,813	0%	-13%
Non-performing	9,279	7,863	7,761	-1%	-16%
Commercial non-perfoming ratio	0.99%	1.43%	1.95%
Consumer non-perfoming ratio	1.40%	1.23%	1.10%

Total non-performing/ Total portfolio	1.30%	1.27%	1.25%

Total allowances	19,448	12,041	11,773	-2%	-39%
Coverage ratio w/allowances	209.59%	153.13%	151.69%
Write Offs	1,117	854	637	-25%	-43%
Write Offs/ Total portfolio	0.16%	0.14%	0.10%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2021 20-F)

4Q22 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
CER adjustable ASSETS

Government Securities	190,780	185,796	137,975	-26%	-28%

Loans (*)	50,981	45,065	45,085	0%	-12%
Private sector loans	13,624	8,282	7,324	-12%	-46%
Mortgage loans (UVA adjusted)	37,333	36,750	37,734	3%	1%
Other loans	24	33	27	-18%	13%
Total CER adjustable assets	241,761	230,861	183,060	-21%	-24%

CER adjustable LIABILITIES
Deposits (*)	15,072	18,923	12,265	-35%	-19%
UVA Unemployment fund	3,123	4,053	4,364	8%	40%
Total CER adjustable liabilities	18,195	22,976	16,629	-28%	-9%

NET CER EXPOSURE	223,566	207,885	166,431	-20%	-26%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	QoQ	YoY
Cash and deposits in Banks	237,705	195,860	210,634	8%	-11%
Cash	17,301	18,097	5,462	-70%	-68%
Central Bank of Argentina	62,449	69,707	74,085	6%	19%
Other financial institutions local and abroad	76,079	78,957	78,933	0%	4%
Others	13	12	12	0%	-8%
Financial instruments at fair value through P&L	2,404	171,954	177,936	3%	7302%
Other financial assets	11,668	13,761	15,674	14%	34%
Loans and other financing	29,871	30,602	35,940	17%	20%
Other financial institutions	0	0	0	-	-
Non financial private sector & foreign residents	29,871	30,602	35,940	0%	20%
Other debt securities	65,978	47,669	53,835	13%	-18%
Guarantees received	4,474	3,993	4,898	23%	9%
Investment in equity instruments	136	143	160	12%	18%
Investment in associates and joint ventures	0	0	0	-	-
Total Assets	352,236	463,982	499,077	8%	42%
Deposits	188,176	152,796	171,021	12%	-9%
Non financial public sector	14,953	6,280	6,163	-2%	-59%
Financial sector	1,482	1,365	1,399	2%	-6%
Non financial private sector & foreign residents	171,741	145,151	163,459	13%	-5%
Liabilities at fair value through P&L	246	783	526	-33%	114%
Other liabilities from financial intermediation	12,676	14,267	16,099	13%	27%
Financing from the Central Bank and other fin. Inst	539	2,073	2,398	16%	345%
Subordinated corporate bonds	81,763	71,541	72,130	1%	-12%
Issued corporate bonds	0	2,704	2,716
Other non financial liabilities	79	75	53	-29%	-33%
Total Liabilities	283,479	244,239	264,943	8%	-7%

NET FX POSITION (Pesos)	68,757	219,743	234,134	7%	241%
EOP FX (Pesos per USD)	102.7500	147.3150	177.1283	20%	72%
NET FX POSITION (USD)	669	1,492	1,322	-11%	98%

4Q22 Earnings Release

4Q22 Snapshot

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2022

Net income (AR$ MIllion)
25,000
20,000
15,000
10,000
5,000
0
20,519
10,083
5,932
10,417
16,614
+59%
-19%
4Q21
1Q22
2Q22
3Q22
4Q22

Operating Income & Net Income (AR$ Million)
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
43,591
20,519
61,319
10,083
63,603
5,932
88,083
10,417
78,182
16,614
4Q21
1Q22
2Q22
3Q22
4Q22
Operating Income
Net income

Return on average assets (%)
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
4.4%
2.2%
1.3%
2.2%
3.3%
+110bp
4Q21
1Q22
2Q22
3Q22
4Q22

Return on average equity (%)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
18.5%
9.1%
5.1%
8.8%
16.9%
+810bp
4Q21
1Q22
2Q22
3Q22
4Q22

Net Interest Income & Net Fee Income (AR$ Million)
4Q22
17,066
83,602
3Q22
16,705
74,467
2Q22
17,074
76,890
1Q22
17,144
70,366
4Q21
17,064
69,579
-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
Net fee income
Net Interest Income

Net Interest Margin (%)
34.0%
32.0%
30.0%
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
21.2%
22.8%
24.7%
28.1%
32.7%
4Q21
1Q22
2Q22
3Q22
4Q22

Private Sector Loans (AR$ Million)
700,000
680,000
660,000
640,000
620,000
600,000
580,000
560,000
540,000
679,792
623,852
638,079
594,391
596,418
-12%
4Q21
1Q22
2Q22
3Q22
4Q22

Total Deposits (AR$ Million)
1,350,000
1,300,000
1,250,000
1,200,000
1,150,000
1,100,000
1,050,000
1,000,000
1,147,041
1,137,085
1,227,759
1,318,865
1,295,395
+13%
-2%
4Q21
1Q22
2Q22
3Q22
4Q22

4Q22 Earnings Release

Asset Quality
1.3%
1.7%
1.3%
1.3%
1.3%
209.6%
163.2%
159.7%
153.1%
151.7%
4Q21
1Q22
2Q22
3Q22
4Q22
Non-performing loans % of total financing
Coverage ratio

CAR and Tier 1 (%)
36.1%
38.5%
40.5%
40.4%
39.9%
30.9%
33.7%
35.9%
36.1%
36.6%
4Q21
1Q22
2Q22
3Q22
4Q22
Capital Adequacy Ratio (CAR) %
Tier 1 Capital Ratio %

Assets Breakdown (AR$ Million)
Loans
Leliqs + Government Bonds
Cash & deposits in Banks
Other
301,239
335,692
620,195
686,328
286,462
235,830
951,851
596,228
293,205
250,089
948,560
598,601
4Q21
3Q22
4Q22

Liabilities Breakdown (AR$ Million)
Deposits
Subordinated notes
Other financial liabilities
Other
118,583
131,278
81,763
1,147,041
81,917
99,669
71,541
1,318,865
75,344
135,091
72,130
1,295,395
4Q21
3Q22
4Q22

Exposure to the Public Sector
351,309
423,378
373,886
368,462
386,698
18.1%
22.1%
19.0%
17.8%
18.5%
4Q21
1Q22
2Q22
3Q22
4Q22
Public sector assets (exc. Central Bank)
Public sector exposure % of assets (exc. Central Bank)

USD LOANS & DEPOSITS (%)
16%
15%
14%
12%
13%
4%
4%
6%
5%
6%
4Q21
1Q22
2Q22
3Q22
4Q22
USD Loans % of total loans
USD Deposits % of total deposits

Retail & Digital Clients
4,313,000
4,510,000
4,561,000
1,334,000
1,554,000
1,631,000
4Q21
3Q22
4Q22
Retail Clients
Digital Clients

4Q22 Earnings Release

Relevant and Recent Events

•	On April 29th 2022 TheShareholders’ Meetingresolved to distribute as dividend to the shareholders in cash and/or in kind, in the latter case valued at market price, the amount of AR$ 14,187,872,701.21, which represents AR$ 22.18 per share, subject to prior authorization from the Banco Central de la República Argentina (“BCRA”), and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders, currency, terms and other payment terms and conditions of such dividend.

On May 12th the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits in cash and/or in kind (securities) for an aggregate amount of AR $19,751,444,343.74, which distribution shall be carried out in 12 monthly equal and consecutive instalments.

As of this date the Bank has paid

•	On June 7, 2022 a cash dividend in the amount of Ps.9,875,722,171.88 (installments 1 through 6)

•	On July 6, 2022 a cash dividend in the amount of Ps.1,645,953,695.31 (installment 7)

•	On August 2, 2022 a cash dividend in the amount of Ps.1,645,953,695.31 (installment 8)

•	On September 6, 2022 a cash dividend in the amount of Ps.1,645,953,695.31 (installment 9)

•	On October 4, 2022 a cash dividend in the amount of Ps.1,645,953,695.31 (installment 10)

•	On November 1, 2022 a cash dividend in the amount of Ps. 1,645,953,695.31 (installment 11)

•	On December 6, 2022 a cash dividend in the amount of Ps.1,645,953,695.31 (installment 12)

•	Interest Payment Series E Dollar denominated Notes. In February 2023, the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 62,131.5.

Regulatory Changes

•	Minimum Reserve Requirements. In November 2022, through Communication “A” 7637 the Central Bank of Argentina announced that financial institutions could set up reserve requirements (daily and monthly balances) with Government Securities, specifically with "Bonos del Tesoro Nacional en pesos due November 23, 2027" while maintaining the same terms and conditions that “Bonos del Tesoro Nacional en pesos due May 23, 2027”

•	Repo Interest Rate. On January 18, 2023, through Communication “C” 94.417 the Central Bank of Argentina established that the 1 day Repo Rate would increase 2% from 70% to 72% and from 95% to 97%.

•	CEDIP – Digital Time Deposit. In January 2023, through Communication “A” 7672 the Central Bank established the Digital Certificate of Deposits and Investments. This Certificate is fully divisible, transferable, and digitally registered. The objective is to assimilate time deposits made through home banking or mobile banking with the ones made through the branches.

•	Debtor Classification – Agribusiness Emergency Law In February 2023 through Communication “A” 7687 the Central Bank of Argentina established that until December 31, 2023 for all those agro producers included in the Agribusiness emergency law debtor classification should be as follows:

o	Stage 1 –normal situation-: loans due up to 75 days.

o	Stage 2 –observed or low risk- loans due more than 76 days and up to 135 days.

o	Stage 3 – troubled or medium risk- loans due more than 136 days and up to 225 days.

4Q22 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q21	3Q22	4Q22	FY2021	FY2022	QoQ	YoY
ASSETS
Cash and deposits in Banks	335,692	235,830	250,089	335,692	250,089	6%	-26%
Cash	51,863	39,398	27,613	51,863	27,613	-30%	-47%
Central Bank of Argentina	207,730	117,283	143,527	207,730	143,527	22%	-31%
Other local & foreign entities	82,331	52,267	39,061	82,331	39,061	-25%	-53%
Other	12	11	11	12	11	0%	-8%
Debt securities at fair value through profit & loss	63,126	210,153	211,054	63,126	211,054	0%	234%
Derivatives	3	162	43	3	43	-73%	1333%
Repo Transactions	61,176	73,285	61,929	61,176	61,929	-15%	1%
Other financial assets	68,497	38,037	57,945	68,497	57,945	52%	-15%
Loans & other receivables	686,328	596,228	598,601	686,328	598,601	0%	-13%
Non Financial Public Sector	4,628	2,087	2,207	4,628	2,207	6%	-52%
Financial Sector	2,942	1,101	927	2,942	927	-16%	-68%
Non Financial private sector and foreign	678,758	593,040	595,467	678,758	595,467	0%	-12%
Other debt securities	557,069	741,698	737,506	557,069	737,506	-1%	32%
Financial assets in guarantee	34,993	31,972	30,620	34,993	30,620	-4%	-12%
Investments in equity instruments	4,246	794	839	4,246	839	6%	-80%
Investments in other companies (subsidiaries and joint ventures)	954	1,130	1,142	954	1,142	1%	20%
Property, plant and equipment	102,991	101,505	101,864	102,991	101,864	0%	-1%
Intangible assets	16,371	17,614	17,440	16,371	17,440	-1%	7%
Deferred income tax assets	1,059	-	-	1,059	-	-	-100%
Other non financial assets	4,542	15,685	12,453	4,542	12,453	-21%	174%
Non-current assets held for sale	6,314	6,173	8,856	6,314	8,856	43%	40%
TOTAL ASSETS	1,943,454	2,070,371	2,090,455	1,943,454	2,090,455	1%	8%

LIABILITIES
Deposits	1,147,041	1,318,865	1,295,395	1,147,041	1,295,395	-2%	13%
Non Financial Public Sector	109,868	158,080	109,952	109,868	109,952	-30%	0%
Financial Sector	1,872	1,494	1,653	1,872	1,653	11%	-12%
Non Financial private sector and foreign	1,035,301	1,159,291	1,183,790	1,035,301	1,183,790	2%	14%
Liabilities at fair value through profit & loss	3,171	783	526	3,171	526
Derivatives	5	2	2	5	2	0%	-
Repo Transactions	-	411	-	-	-	-100%	-
Other financial liabilities	131,278	99,669	135,091	131,278	135,091	36%	3%
Financing received from Central Bank and Other Financial Institutions	853	2,853	2,449	853	2,449	-14%	187%
Issued Corporate Bonds	5,826	2,704	2,716	5,826	2,716	0%	-53%
Current income tax liabilities	684	7,897	10,849	684	10,849	37%	1486%
Subordinated corporate bonds	81,763	71,541	72,130	81,763	72,130	1%	-12%
Provisions	3,198	3,687	2,713	3,198	2,713	-26%	-15%
Deferred income tax liabilities	11,088	15,456	13,278	11,088	13,278	-14%	20%
Other non financial liabilities	93,758	48,124	42,811	93,758	42,811	-11%	-54%
TOTAL LIABILITIES	1,478,665	1,571,992	1,577,960	1,478,665	1,577,960	0%	7%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	173,290	173,290	173,290	173,290	173,290	0%	0%
Reserves	237,309	282,844	282,844	237,309	282,844	0%	19%
Retained earnings	-17,376	137	137	-17,376	137	0%	-
Other accumulated comprehensive income	5,590	2,530	31	5,590	31	-99%	-99%
Net income for the period / fiscal year	52,833	26,434	43,039	52,833	43,039	63%	-19%
Shareholders' Equity attributable to parent company	464,715	498,304	512,410	464,715	512,410	3%	10%

Shareholders' Equity attributable to non controlling interest	74	75	85	74	85	13%	15%
TOTAL SHAREHOLDERS' EQUITY	464,789	498,379	512,495	464,789	512,495	3%	10%

4Q22 Earnings Release

ANNUAL BALANCE SHEET	Macro Consolidated		Change%
In MILLION $ (Measuring Unit Current at EOP)	FY2021	FY2022	YoY
ASSETS
Cash and deposits in Banks	335,692	250,089	-26%
Cash	51,863	27,613	-47%
Central Bank of Argentina	207,730	143,527	-31%
Other local & foreign entities	82,331	39,061	-53%
Other	12	11	-8%
Debt securities at fair value through profit & loss	63,126	211,054	234%
Derivatives	3	43	1333%
Repo Transactions	61,176	61,929	1%
Other financial assets	68,497	57,945	-15%
Loans & other receivables	686,328	598,601	-13%
Non Financial Public Sector	4,628	2,207	-52%
Financial Sector	2,942	927	-68%
Non Financial private sector and foreign	678,758	595,467	-12%
Other debt securities	557,069	737,506	32%
Financial assets in guarantee	34,993	30,620	-12%
Investments in equity instruments	4,246	839	-80%
Investments in other companies (subsidiaries and joint ventures)	954	1,142	20%
Property, plant and equipment	102,991	101,864	-1%
Intangible assets	16,371	17,440	7%
Deferred income tax assets	1,059	-	-100%
Other non financial assets	4,542	12,453	174%
Non-current assets held for sale	6,314	8,856	40%
TOTAL ASSETS	1,943,454	2,090,455	8%

LIABILITIES
Deposits	1,147,041	1,295,395	13%
Non Financial Public Sector	109,868	109,952	0%
Financial Sector	1,872	1,653	-12%
Non Financial private sector and foreign	1,035,301	1,183,790	14%
Liabilities at fair value through profit & loss	3,171	526	-83%
Derivatives	5	2	-60%
Repo Transactions	-	-	0%
Other financial liabilities	131,278	135,091	3%
Financing received from Central Bank and Other Financial Institutions	853	2,449	187%
Issued Corporate Bonds	5,826	2,716	-53%
Current income tax liabilities	684	10,849	1486%
Subordinated corporate bonds	81,763	72,130	-12%
Provisions	3,198	2,713	-15%
Deferred income tax liabilities	11,088	13,278	20%
Other non financial liabilities	93,758	42,811	-54%
TOTAL LIABILITIES	1,478,665	1,577,960	7%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	0%
Issued Shares premium	12,430	12,430	0%
Adjustment to Shareholders' Equity	173,290	173,290	0%
Reserves	237,309	282,844	19%
Retained earnings	-17,376	137	-101%
Other accumulated comprehensive income	5,590	31	-99%
Net income for the period / fiscal year	52,833	43,039	-19%
Shareholders' Equity attributable to parent company	464,715	512,410	10%

Shareholders' Equity attributable to non controlling interest	74	85	15%
TOTAL SHAREHOLDERS' EQUITY	464,789	512,495	10%

4Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Interest Income	110,811	160,879	198,630	439,127	612,465	23%	79%
Interest Expense	41,232	86,412	115,028	183,872	307,140	33%	179%
Net Interest Income	69,579	74,467	83,602	255,255	305,325	12%	20%
Fee income	18,983	18,580	18,966	72,042	75,403	2%	0%
Fee expense	1,919	1,875	1,900	6,878	7,414	1%	-1%
Net Fee Income	17,064	16,705	17,066	65,164	67,989	2%	0%
Subtotal (Net Interest Income + Net Fee Income)	86,643	91,172	100,668	320,419	373,314	10%	16%
Net Income from financial instruments at Fair Value Through Profit & Loss	6,891	29,946	-3,366	38,577	47,847	-	-149%
Result from assets at amortised cost	177	-	170	475	170	-	-4%
Difference in quoted prices of gold and foreign currency	3,116	18,802	30,597	9,053	62,274	63%	882%
Other operating income	3,874	4,394	5,759	15,260	21,177	31%	49%
Provision for loan losses	3,824	1,672	2,533	4,783	6,558	51%	-34%
Net Operating Income	96,877	142,642	131,295	379,001	498,224	-8%	36%
Personnel expenses	18,946	20,709	18,790	76,907	77,638	-9%	-1%
Administrative expenses	11,486	9,730	10,406	39,138	39,156	7%	-9%
Depreciation and impairment of assets	3,607	3,855	3,936	13,880	15,249	2%	9%
Other operating expense	19,247	20,265	19,981	66,691	74,994	-1%	4%
Operating Income	43,591	88,083	78,182	182,385	291,187	-11%	79%
Income from associates and joint ventures	69	-113	117	170	-114	-204%	70%
Result from net monetary position	-29,565	-68,423	-56,970	-126,482	-228,573	-17%	93%
Net Income before income tax on cont. operations	14,095	19,547	21,329	56,073	62,500	9%	51%
Income tax on continuing operations	-6,424	9,130	4,715	3,239	19,454	-48%	-173%
Net Income from continuing operations	20,519	10,417	16,614	52,834	43,046	59%	-19%

Net Income for the period	20,519	10,417	16,614	52,834	43,046	59%	-19%
Net Income of the period attributable to parent company	20,518	10,396	16,604	52,833	43,039	60%	-19%
Net income of the period attributable to non-controlling interests	1	21	10	1	7	-52%	900%

Other Comprehensive Income	134	2,440	-2,497	2,286	-5,559	-202%	-
Foreign currency translation differences in financial statements conversion	-376	-208	144	-1,493	-719	-169%	-138%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	510	2,648	-2,641	3,779	-4,840	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	20,653	12,857	14,117	55,120	37,487	10%	-32%
Total Comprehensive Income attributable to parent Company	20,652	12,836	14,107	55,119	37,480	10%	-32%
Total Comprehensive Income attributable to non-controlling interests	1	21	10	1	7	-52%	900%

4Q22 Earnings Release

INCOME STATEMENT	Macro Consolidated		Change
In MILLION $ (Measuring Unit Current at EOP)	FY2021	FY2022	YoY
Interest Income	439,127	612,465	39%
Interest Expense	183,872	307,140	67%
Net Interest Income	255,255	305,325	20%
Fee income	72,042	75,403	5%
Fee expense	6,878	7,414	8%
Net Fee Income	65,164	67,989	4%
Subtotal (Net Interest Income + Net Fee Income)	320,419	373,314	17%
Net Income from financial instruments at Fair Value Through Profit & Loss	38,577	47,847	24%
Result from assets at amortised cost	475	170	-64%
Difference in quoted prices of gold and foreign currency	9,053	62,274	588%
Other operating income	15,260	21,177	39%
Provision for loan losses	4,783	6,558	37%
Net Operating Income	379,001	498,224	31%
Personnel expenses	76,907	77,638	1%
Administrative expenses	39,138	39,156	0%
Depreciation and impairment of assets	13,880	15,249	10%
Other operating expense	66,691	74,994	12%
Operating Income	182,385	291,187	60%
Income from associates and joint ventures	170	-114	-167%
Result from net monetary position	-126,482	-228,573	81%
Net Income before income tax on cont. operations	56,073	62,500	11%
Income tax on continuing operations	3,239	19,454	-28%
Net Income from continuing operations	52,834	43,046	-19%

Net Income for the period	52,834	43,046	-19%
Net Income of the period attributable to parent company	52,833	43,039	-19%
Net income of the period attributable to non-controlling interests	1	7	600%

Other Comprehensive Income	2,286	-5,559	-
Foreign currency translation differences in financial statements conversion	-1,493	-719	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	3,779	-4,840	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	55,120	37,487	-32%
Total Comprehensive Income attributable to parent Company	55,119	37,480	-32%
Total Comprehensive Income attributable to non-controlling interests	1	7	600%

4Q22 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	4Q21	1Q22	2Q22	3Q22	4Q22
Profitability & performance
Net interest margin	21.2%	22.8%	24.7%	28.1%	32.7%
Net interest margin adjusted (exc. FX)	20.3%	21.2%	22.5%	22.5%	23.9%
Net fee income ratio	12.6%	13.0%	11.7%	7.2%	8.9%
Efficiency ratio	37.4%	29.6%	32.7%	25.8%	27.2%
Net fee income as % of A&G Expenses	33.7%	44.0%	35.7%	27.9%	32.7%
Return on average assets	4.4%	2.2%	1.3%	2.2%	3.3%
Return on average equity	18.5%	9.1%	5.1%	8.8%	16.9%
Liquidity
Loans as a percentage of total deposits	59.8%	55.2%	52.4%	45.2%	46.2%
Liquid assets as a percentage of total deposits	90.0%	93.0%	92.0%	94.0%	95.0%
Capital
Total equity as a percentage of total assets	23.9%	24.8%	24.7%	24.1%	24.5%
Regulatory capital as % of APR	36.1%	38.5%	40.5%	40.4%	39.9%
Asset Quality
Allowances over total loans	2.8%	2.8%	2.1%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.3%	1.7%	1.3%	1.3%	1.3%
Coverage ratio w/allowances	209.6%	163.2%	159.7%	153.1%	151.7%
Cost of Risk	2.3%	0.8%	0.7%	1.1%	1.8%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	4Q21	1Q22	2Q22	3Q22	4Q22
Profitability & performance
Net interest margin	19.1%	22.8%	23.8%	25.2%	27.1%
Net interest margin adjusted (exc. FX)	18.4%	21.2%	21.9%	22.1%	22.5%
Net fee income ratio	12.5%	13.0%	12.3%	10.3%	10.0%
Efficiency ratio	37.5%	29.6%	31.2%	29.1%	28.6%
Net fee income as % of A&G Expenses	33.3%	44.0%	39.5%	35.5%	34.8%
Return on average assets	2.8%	2.2%	1.7%	1.9%	2.3%
Return on average equity	12.3%	9.1%	7.1%	7.7%	9.7%
Liquidity
Loans as a percentage of total deposits	59.8%	55.2%	52.4%	45.2%	46.2%
Liquid assets as a percentage of total deposits	90.0%	93.0%	92.0%	94.0%	95.0%
Capital
Total equity as a percentage of total assets	23.9%	24.8%	24.7%	24.1%	24.5%
Regulatory capital as % of APR	36.1%	38.5%	40.5%	40.4%	39.9%
Asset Quality
Allowances over total loans	2.8%	2.8%	2.1%	2.0%	2.0%
Non-performing financing as a percentage of total financing	1.3%	1.7%	1.3%	1.3%	1.3%
Coverage ratio w/allowances	209.6%	163.2%	159.7%	153.1%	151.7%
Cost of Risk	0.7%	0.8%	0.8%	0.9%	1.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 23, 2023

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer